UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Harris Interactive Inc.
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

414549105
(CUSIP Number)

Cédric de Bailliencourt Tour Bolloré 31/32 quai de Dion Bouton 92800 Puteaux, France Telephone: (33) 1 46 96 48 97 Telefax: (33) 1 46 96 48 76	Nikolaos G. Andronikos, Esq. Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom Telephone: (44) 20 7959 8470 Telefax: (40) 20 7959 8950

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 19, 2008
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        (Continued on following pages)

SCHEDULE 13D

CUSIP No. 414549105	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS. Vincent Bolloré
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,979,925
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,979,925
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,979,925
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.84%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The denominator is based on 53,783,509 Common Shares outstanding as of September 12, 2008, as reported by the Issuer on its Form 10-K filed with the U.S. Securities and Exchange Commission on September 15, 2008.

SCHEDULE 13D

CUSIP No. 414549105	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS. Financière de Sainte-Marine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,979,925
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,979,925
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,979,925
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.84%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	The denominator is based on 53,783,509 Common Shares outstanding as of September 12, 2008, as reported by the Issuer on its Form 10-K filed with the U.S. Securities and Exchange Commission on September 15, 2008.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 8 to Statement on Schedule 13D (the “Amendment No. 8”) amends and supplements the Statement on Schedule 13D, originally filed on April 20, 2007, as amended and supplemented by Amendment No. 1 to Statement on Schedule 13D, filed on August 13, 2007, and as further amended and supplemented by Amendment No. 2 to Statement on Schedule 13D, filed on November 7, 2007, and as further amended and supplemented by Amendment No. 3 to Statement on Schedule 13D, filed on November 20, 2007, and as further amended and supplemented by Amendment No. 4 to Statement on Schedule 13D, filed on December 18, 2007, and as further amended and supplemented by Amendment No. 5 to Statement on Schedule 13D, filed on February 20, 2008, and as further amended and supplemented by Amendment No. 6 to Statement on Schedule 13D, filed on September 5, 2008, and as further amended and supplemented by Amendment No. 7 to Statement on Schedule 13D, filed on September 22, 2008 (the “Amendment No. 7”) and relates to the common shares, par value $0.001 per share (the “Common Shares”) of Harris Interactive Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 60 Corporate Woods, Rochester, NY 14623.

This Amendment No. 8 is being filed for the sole purpose of correcting an inadvertent typographical error in Exhibit 1 to Amendment No. 7.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(c) is hereby replaced and superseded in its entirety by the following description:

(c)  Exhibit 1 describes the transactions effected by FdSM since the filing of Amendment No. 6 to Statement on Schedule 13D on September 5, 2008. All such transactions were effected on the Nasdaq stock exchange. Exhibit 1 to this Amendment No. 8 remains unchanged from Exhibit 1 to Amendment No. 7, save with respect to the per share purchase price of the transaction completed on September 22, 2008.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No. Exhibit 1	Exhibit Description Transactions in Common Shares by FdSM since the filing of Amendment No. 6 to Statement on Schedule 13D on September 5, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 24, 2008

VINCENT BOLLORÉ

By: /s/ Cédric de Bailliencourt*
Name:  Cédric de Bailliencourt
Title:  Attorney-in-fact

FINANCIÈRE DE SAINTE-MARINE

By: /s/ Cédric de Bailliencourt*
Name:  Cédric de Bailliencourt
Title: Attorney-in-fact

* Duly authorized under the Joint Filing Agreement, dated April 19, 2007, appointing Cédric de Bailliencourt agent and attorney-in-fact, by and between Mr. Vincent Bolloré and Financière de Sainte-Marine, filed as Exhibit 3 to Statement on Schedule 13D filed on April 20, 2007, and incorporated herein by reference.

INDEX OF EXHIBITS

Exhibit No. Exhibit 1	Exhibit Description Transactions in Common Shares by FdSM since the filing of Amendment No. 6 to Statement on Schedule 13D on September 5, 2008.